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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44903

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** AND ENDING **12/31/2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TFS Derivatives Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 OLD SLIP, 34th FLOOR
(No. and Street)

NEW YORK,	**NEW YORK**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDY RICCIARDI **(212) 791-6650**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	**New York**	**New York**	**10036-6523**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AG 3/16

OATH OR AFFIRMATION

I, **Judith A. Ricciardi** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TFS Derivatives Corporation**, as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)
December 31, 2014
With Report of Independent Registered
Public Accounting Firm

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
TFS Derivatives Corp.

We have audited the accompanying statement of financial condition of TFS Derivatives Corp. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TFS Derivatives Corp. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

TFS Derivatives Corp.
(A Wholly-Owned Subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 21,379,629
Commissions receivable	6,259,290
Deposit at clearing brokers	125,000
Due from affiliates	2,176,888
Total assets	$ 29,940,807
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 6,736,259
Due to affiliates	2,676,276
Other liabilities	190,587
Total liabilities	9,603,122
Stockholder's equity:	
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	2,244,999
Retained earnings	18,092,685
Total stockholder's equity	20,337,685
Total liabilities and stockholder's equity	$ 29,940,807

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Description of Business

TFS Derivatives Corp. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Financial Services, Inc. (the "Parent"), which, in turn, is a wholly-owned subsidiary of TFS Lausanne, which, in turn, is majority owned by Compagnie Financière Tradition ("CFT"), a company organized in Switzerland. The Company is a broker of over the counter equity and equity index derivatives, commodity derivatives and interest rate swaps and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). Cash equity trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing, LLC (the "Clearing Broker"). The Company does not carry customer accounts or perform custodial functions related to customer securities. The Company also has an account with Mizuho Securities, Inc. to clear security futures transactions. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. All other trades are conducted, as agent, on a give-up basis.

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective January 1, 2014.

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition and the accompanying notes are reasonable, however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all money market funds, which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of under three months to be cash equivalents. At December 31, 2014, the Company had $3,839,170 of cash equivalents.

Revenue Recognition

The Company charges commissions for executing transactions between buyers and sellers on an agency basis. Commissions revenues are recognized on a trade date basis.

Commissions Receivable

Commissions receivable represent amounts due from customers. Commissions receivable are reviewed by management on a regular basis. If there is objective evidence that an impairment loss has been incurred, the amount of loss is measured as the difference between the receivables' carrying amount and the estimated future cash flows. The carrying amount of the asset is reduced through the use of an allowance.

Receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.

Fair Value

ASC 820, *Fair Value Measurements* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy.

2. Significant Accounting Policies (continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for recognition and measurement of uncertain tax positions in the statement of financial condition. Tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more-likely-than-not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition.

3. Related-Party Transactions

Effective October 1, 2013, the operations of Tradition Securities and Futures Inc., an affiliate, were moved to the Company as a result of a regional reorganization. Subsequent to October, the business of the affiliated entity is conducted as a division of the Company under the name of Tradition Securities and Futures ("TSAF"). The TSAF division specializes in interest rate swaps, credit derivatives and various other currency related swaps and options.

An affiliated entity absorbs all the operating costs of TSAF and in return charges the Company a management fee.

The Parent absorbs substantially all other operating costs of the Company, which includes a global management fee assessed by the Company's ultimate parent, CFT, and in return charges the Company a management fee.

3. Related-Party Transactions (continued)

On November 30, 2013, the Company entered into a "Sales and Servicing Agreement" with an affiliate for business conducted by the TSAF division which was subsequently amended on August 21, 2014. Under this arrangement, all commissions receivable outstanding at each month end which are aged greater than 30 days are factored to the affiliate on a non-recourse basis. The receivables are sold at a discount of 0.75%. The Company charges a service fee of 0.25% for various administrative duties related to the invoicing and collection of the factored receivables. On September 30, 2013 the Company entered into a "Sales and Servicing Agreement" with the Parent which was subsequently amended on August 21, 2014. Under this arrangement, all commissions receivable outstanding at each month end which are aged greater than 30 days are factored to the affiliate on a non-recourse basis. The receivables are sold at a discount of 0.75%. The Company also charges a service fee of 0.25% for various administrative duties related to the invoicing and collection of the factored receivables.

A royalty agreement was executed in 2014 between the Company and an affiliate in connection with the assumption of the TSAF business. Under the royalty agreement, the Company is assessed a royalty equal to 5% of gross revenue for the benefits derived from Tradition Securities and Futures name.

The Company's policy is to net receivables and payables from the same affiliate arising from separate arrangements when permitted under ASC 210-20, *Offsetting*. The above mentioned management fees and sales and servicing arrangements are with the same affiliate and the Parent, respectively. As a result, the net payable to affiliate and the Parent included on the statement of financial condition at December 31, 2014 are $2,521,111 and $6,736,259, respectively.

A royalty agreement was executed in 2008 between CFT and the Company. The royalty arrangement assesses a fee equal to 1.75% of gross commissions revenue for use of the Tradition name and logo and any other benefits the Company may derive from being associated with CFT. Included in due to affiliates on the statement of financial condition at December 31, 2014, is $54,331 in connection with this agreement.

3. Related-Party Transactions (continued)

Included in due from affiliates on the statement of financial condition is $45,508 of commissions from customers received by affiliates. Also included is $72,368 of commissions billed on behalf of the Company by an affiliate. The amounts due are non-interest bearing and are due on demand.

On October 1, 2013, the Company entered into a Commercial Commission Agreement with an affiliate. Under the agreement, the affiliate agrees to execute, bill and service commission receivables from existing non-US customers of the Company. Due from affiliates on the statement of financial condition at December 31, 2014 includes $863,276 in connection with the Commercial Commission Agreement.

On October 2, 2013, the Company became a broker firm participant of Tradition SEF, Inc. ("Tradition SEF"), an affiliate. Under this arrangement, Tradition SEF executes and is responsible for all pre and post trade reporting of all trades facilitated by the Company as required by the CFTC. Included in due to affiliate on the statement of financial condition at December 31, 2014 is $98,716 in connection with this arrangement.

In December 2014, Tradition SEF required all broker firm participants to deposit funds for use in meeting liquidity requirements. All deposits are refundable and non-interest bearing. Included in due from affiliates on the statement of financial condition at December 31, 2014 is $1,000,000 in connection with this arrangement.

4. Deposit at Clearing Brokers

The Company is required to maintain a deposit at the Clearing Broker in order to conduct its business. At December 31, 2014, the Company had restricted cash of $100,000 with the Clearing Broker. The Company also had restricted cash of $25,000, related to a deposit at a second clearing broker to enable the Company to conduct security futures business should the Company need to. Both deposits are included in deposit at clearing brokers on the statement of financial condition.

5. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. The Company records income taxes for financial reporting purposes on a separate company basis.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company does not have any deferred tax assets or liabilities on its books as of December 31, 2014.

Income Taxes (continued)

The Company is required to make an evaluation of its tax positions taken or expected to be taken to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority.

The Company is not currently under any federal, state or local jurisdiction audit. The Company does not have unrecognized tax benefits. As of December 31, 2014, the Parent's tax returns for 2011 through 2013, are subject to examination by tax authorities. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

6. Regulatory Requirements

The Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") or the CFTC's Regulation 1.17 ("Regulation 1.17"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. Rule 15c3-1 requires that the Company maintains minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company is subject to a minimum net capital requirement of $45,000 under Regulation 1.17.

6. Regulatory Requirements (continued)

At December 31, 2014, the Company had net capital of $12,105,811 which was $11,465,603 in excess of its required net capital of $640,208 under Rule 15c3-1. The Company's percentage of aggregate indebtedness to net capital was approximately 79% at December 31, 2014.

For cash equity transactions, the Company introduces trades on a fully disclosed basis to the Clearing Broker and is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii). For all other transactions, since the Company does not carry the accounts of customers, it is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

7. Concentration of Credit Risk

At December 31, 2014, the Company's cash and cash equivalents were held at one major financial institution. The aggregate balance of all accounts held by the financial institution is insured up to $250,000 by the Federal Deposit Insurance Corporation. Commissions receivable represents amounts due from customers, which primarily consist of securities firms. At December 31, 2014, $3,157,760 (or 50.5%) in commissions receivable is concentrated among ten major securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

8. Fair Value of Financial Instruments

The Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

8. Fair Value of Financial Instruments (continued)

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company discloses amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in Level 3 fair value measurements.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value at December 31, 2014.

	Level 1	Level 2	Level 3	Total
Money market funds	$ 3,839,170	$ –	$ –	$ 3,839,170
Total financial assets at fair value	$ 3,839,170	$ –	$ –	$ 3,839,170

There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2014. There were no financial assets or liabilities in Level 3 as of December 31, 2014, or the year then ended.

9. Subsequent Events

The Company has evaluated subsequent events through the date this statement of financial condition was available to be issued and has noted no significant events since the date of the statement of financial condition.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
TFS Derivatives Corp.

We have reviewed management's statements, included in the accompanying Management's Exemption Report pursuant to SEC Rule 17a-5(d)(4), in which (1) TFS Derivatives Corp. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) for cash equity transactions and (2)(i) for all other transactions (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2015

TFS Derivatives Corp.'s Exemption Report

TFS Derivatives Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities and (2)(ii) because the Company introduces cash equities transactions on a fully disclosed basis to a clearing broker.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 through December 31, 2014 without exception.

TFS Derivatives Corp.

I, Judith A. Ricciardi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial & Operations Principal

February 27, 2015

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder of
TFS Derivatives Corp.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of TFS Derivatives Corp. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2014 through December 31, 2014. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries to the checks issued.

   There were no findings noted.

2. Compared the amounts reported on the Company's 2014 audited Form X-17a-5 with the amounts reported in Form SIPC-7 for the fiscal period of January 1, 2014 through December 31, 2014.

   There were no findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by the Company.

   There were no findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period of January 1, 2014 through December 31, 2014. Accordingly, we do not express

EY
Building a better
working world

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5*********142*******************ALL FOR AADC 100
044903 FINRA DEC
TFS DERIVATIVES CORPORATION
1 FINANCIAL SQ 34TH FL
NEW YORK NY 10005-3500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Fiorio 212-943-2175

2. A. General Assessment (item 2e from page 2) $ 80,892

B. Less payment made with SIPC-6 filed **(exclude interest)** (38,710)

07/24/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 42,182

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 42,182

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TFS Derivatives Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 103,712,211

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. 16,797,123

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Other Non-Securities Revenue (See Attached) 54,558,379

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 71,355,502

2d. SIPC Net Operating Revenues $ 32,356,709

2e. General Assessment @ .0025 $ 80,892

(to page 1, line 2.A.)

Tradition

TFS Derivatives Corp
1 Financial Square, 34th FL
New York, NY 10005

Tel: 212 943 6916
Fax: 212 943 9545
www.tradition.com
Member FINRA NFA ISE SIPC

Securities Investor Protection Corporation
Attn: Philip W. Carduck
805 Fifteenth Street, N.W., Suite 800
Washington, D.C. 20005-2215

Re: TFSD Derivatives Corp #8-44903

Dear Mr. Carduck:

The TFS Derivatives ("TFSD") has taken deductions of $54,558,379 in 2014 on line 2c(8) of form SIPC-7 for non-securities transactions as defined by Securities and Exchange Commission. Below is detail behind total deduction on line 2c(8) of form SIPC-6.

	2014
Variance Swap	2,817,129
EFP	1,079,286
Equity Swap	6,679,306
Gold FWD	20,404
Interest income	8,072
Clearing Rebate	2,501,696
AR Factor Service Fee	105,523
Interest Rate Swaps	41,346,963
Total line 2c(8)	$54,558,379

Based on the definitions of the above revenues and the Firm's activities, as listed below, the Firm believes revenues are properly classified as non-securities transactions on Firm's FOCUS and SIPC filings.

Variance swap- An over-the-counter financial derivative that allows one to speculate on or hedge risks associated with the magnitude of movement, i.e. volatility, of some underlying product, like an exchange rate, interest rate, or stock index. One leg of the swap will pay an amount based upon the realized variance of the price changes of the underlying product. Conventionally, these price changes will be daily log returns, based upon the most commonly used closing price. The other leg of the swap will pay a fixed amount, which is the strike, quoted at the deal's inception. Thus the net payoff to the counterparties will be the difference between these two and will be settled in cash at the expiration of the deal, though some cash payments will likely be made along the way by one or the other counterparty to maintain agreed upon margin.

Equity Swap- A financial derivative contract (a swap) where a set of future cash flows are agreed to be exchanged between two counterparties at set dates in the future. The two cash flows are usually referred to as "legs" of the swap; one of these "legs" is usually pegged to a floating rate such as LIBOR. This leg is also commonly referred to as the "floating leg". The other leg of the swap is based on the performance of either a share of stock or a stock market index. This leg is commonly referred to as the "equity leg". Most equity swaps involve a floating leg vs. an equity leg, although some exist with two equity legs. An equity swap involves a notional principal, a specified tenor and predetermined payment intervals. Equity swaps are typically traded by Delta One trading desks. TFSD negotiates the price differential between the fixed and floating legs of swaps. TFSD does not execute or broker any securities transactions on behalf of customers in brokering equity, variance or dividend swaps

Gold Forwards- An agreement between two parties to buy or sell the underlying asset (in this case Loco London physical gold) at a future date at today's future price. Loco London identifies the place at which gold is physically held and to which a particular price applies. The prime example is loco London gold which means not only that the gold is held in London but also that the price quoted is for delivery there.

Exchange for Physicals (EFP)- Also referred to as "basis" involves simultaneous transactions in the cash and futures markets. In an EFP, one party buys an acceptable cash market position and simultaneously sells the futures contract while the other party sells this acceptable cash market position and simultaneously buys this futures contract. Acceptable cash components are described in the procedure prescribed by the Exchange. The parties to an EFP privately negotiate the price of the futures position and the value of the cash commodity to be exchanged. Once the price and quantity of the futures have been set by the parties and an EFP has been accepted for clearing, the futures margin and delivery or settlement obligations of the parties arising from an EFP are not distinguishable from those executed competitively on the trading platform. TFSD negotiates the price basis between the financial and physical legs of EFP's.

Clearing Commission- Rebate earned for routing trades through NASDAQ OMX PHLX, CME and ICE.

AR Factor Service Fee- Fee earned from affiliated entities for servicing commissions receivables factored under the sales and service agreements executed on January 01 and June 30, 2014.

Interest rate swaps- Commission revenue earned on interest rate swap trades. This is now billed under this entity as result of the new CFTC swaps rules under the Dodd Frank Act of 2011.

Please do not hesitate to contact me directly (212-943-4567 or Jeff.Mehan@Tradition.com) if you require additional information concerning the deduction taken on line 2c(8).

Sincerely,

Jeffrey L. Mehan
President, TFS Derivatives Corporation